EXHIBIT 99.1
                                                                    ------------

NEWS RELEASE
November 2, 2004

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ARC ENERGY TRUST ANNOUNCES THIRD QUARTER 2004 RESULTS
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CALGARY, NOVEMBER 2, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust ( "ARC" or
"the Trust") announces the results for the third quarter ending September 30, 2004.

                                                             Three Months Ended            Nine Months Ended
                                                                September 30                 September 30
                                                            2004            2003           2004          2003
-------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CAD thousands, except per unit and per boe amounts)
Revenue before royalties (5)                             230,769         184,166        669,670       560,626
         Per unit (1)                                       1.23            1.11           3.61          3.79
         Per boe (7)                                       44.72           34.53          42.80         38.46
Cash flow (3)                                            110,835          87,511        341,098       306,564
         Per unit (1)                                       0.59            0.53           1.84          2.07
         Per boe (7)                                       21.48           16.41          21.80         21.03
Net income (6) (8)                                        39,537          41,535        130,840       235,736
         Per unit (1) (6) (8)                               0.21            0.25           0.71          1.57
Cash distributions                                        83,178          73,890        246,447       200,725
         Per unit (1)                                       0.45            0.45           1.35          1.35
Net debt outstanding (4)                                 220,500         385,923        220,500       385,923

OPERATING
Production
         Crude oil (bbl/d)                                22,496          23,522         22,958        22,897
         Natural gas (mcf/d)                             177,396         182,046        179,529       158,592
         Natural gas liquids (bbl/d)                       4,034           4,105          4,223         4,067
         Total (boe/d) (7)                                56,096          57,968         57,102        53,396
Average prices  (5)
         Crude oil ($/bbl)                                 51.00           35.33          46.20         37.49
         Natural gas ($/mcf)                                6.65            5.64           6.77          6.61
         Natural gas liquids ($/bbl)                       42.30           30.92          37.52         32.89
         Oil equivalent ($/boe) (7)                        44.72           34.53          42.80         38.46
-------------------------------------------------------------------------------------------------------------------
TRUST UNITS
(thousands)
Units outstanding, end of period                         185,231         164,500        185,231       164,500
Units issuable for exchangeable shares                     2,954           3,030          2,954         3,030
Total units outstanding and issuable for
         exchangeable shares, end of period              188,185         167,530        188,185       167,530
Weighted average units (2)                               187,629         166,365        185,265       147,889
-------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
($CAD, except volumes) based on intra-day trading
High                                                       17.38           13.88          17.38         13.88
Low                                                        15.02           12.51          13.50         10.89
Close                                                      16.85           13.55          16.85         13.55
Average daily volume                                     383,522         550,503        408,351       441,657
===================================================================================================================

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units.
(2)  Includes exchangeable shares converted at the end of period exchange ratio.
(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.
(4) The 2004 net debt outstanding excludes amounts related to unrealized commodity and foreign exchange contracts, the deferred hedge loss and the deferred commodity and foreign currency contracts.
(5) 2003 prices and revenue have been reclassified to reflect prices prior to transportation charges in accordance with CICA section 1100 that was implemented on January 1, 2004. 2003 average prices are inclusive of gains and losses on commodity and foreign currency contracts while 2004 average prices are prior to gains and losses on commodity and foreign currency contracts, pursuant to the new policy for hedge accounting.
(6) Net income and net income per unit for 2003 have been restated for the adoption of new accounting standards for asset retirement obligations and stock based compensation. See Note 2 of the unaudited interim consolidated financial statements for details of the restatement.
(7) Barrels of oil equivalent (boe's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to boe's throughout this quarterly report are based on a conversion ratio of 6:1.
(8) Net income of $236 million in the first nine months of 2003 included a non-cash future income tax recovery of $65 million due to change in future income tax rates.

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NEWS RELEASE - NOVEMBER 3, 2004
PAGE 2
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ACCOMPLISHMENTS/FINANCIAL UPDATE

o Production averaged 56,096 boe per day in the third quarter of 2004. Production was above forecast due to incremental production from ARC's internal development program. Capital expenditures of $55.4 million in the third quarter and $146.1 million for the nine months ended September 30, 2004 were devoted to the development program. With ongoing internal development and optimization activities on ARC's properties, production volumes for the remainder of 2004 are expected to average approximately 55,000 boe per day which reflects the full impact of the disposition of 1,800 boe per day that occurred during the second quarter.

o ARC realized cash flow of $110.8 million in the third quarter of 2004 and declared cash distributions of $83.2 million. The Trust's payout ratio for the third quarter was 75 per cent with the remaining $27.6 million of third quarter cash flow used to fund $26.1 million of the third quarter capital expenditures and a $1.5 million contribution to the reclamation fund.

o During the third quarter, the West Texas Intermediate ("WTI") oil price reached an all time high closing price of US$49.64. Subsequent to the third quarter, the WTI oil price traded in excess of US$55.00 per barrel. The continued strength of oil prices, even with approximately 50 per cent of the Trust's liquids production being hedged at materially lower levels, has resulted in record cash flow for the Trust of $341.1 million for the first nine months of 2004.

o In response to the current commodity price environment, the Trust is adjusting its future hedging strategy. The Trust's risk management strategy is to manage the downside risk associated with volatility in commodity prices, which impact both cash flow and potentially cash distributions. The revised strategy focuses on managing the downside risk while allowing more participation in commodity price increases by making more effective use of purchasing "floors". Previously, the Trust focused on protection of the downside risk by giving up some or all of the upside potential in the event of commodity price increases.

o During the third quarter, the CAD/USD foreign exchange rate increased to an 11 year high of US$0.79 and further increased to highs of US$0.82 subsequent to quarter end. The increased CAD/USD exchange rate served to partially offset the impact of rising US$ WTI oil prices for all Canadian energy companies. However, the strengthening Canadian dollar had a positive financial impact on the Trust by decreasing the Canadian equivalent of the Trust's long-term US$ debt by $14.5 million in the quarter, and a net $9.4 million decrease in long-term US$ debt for the nine month period ending September 30, 2004.

o The Trust's balance sheet continued to strengthen in the third quarter due to strong commodity prices. The Trust's net debt to annualized cash flow was 0.5 as at September 30, 2004.

o The Trust continues to closely monitor its general and administrative ("G&A") cash expenses that were $0.96 per boe for the quarter. In addition to these cash expenses, the Trust also incurred non-cash expenses of $4.2 million ($0.80 per boe) of which $2.3 million ($0.45 per boe) directly related to the increase in the Trust's unit price from $15.35 to $16.85 per unit in the third quarter. The components of the non-cash G&A expenses include amounts related to the Trust Unit Incentive Plan and the new Whole Trust Unit Incentive Plan ("Whole Unit Plan"). The costs of the Whole Unit Plan are being expensed quarterly even though cash flow will not be impacted until the units vest. The first payment from the plan will occur in the second quarter of 2005.

o Capital expenditures were up significantly in the third quarter to $55.4 million as ARC's active development program continues to show positive results. Although active in all core areas, significantly bigger programs involved a large number of wells drilled for infill opportunities in ARC's core Southeast Alberta/Southwest Saskatchewan shallow gas area as well as drilling for oil potential in its Northern Alberta core area. ARC managed a high level of capital deployment activities at reasonable costs with good success even while inclement weather was causing unusually wet and complicating conditions for ARC and other companies. ARC drilled 121 (99 net) operated wells with 100 per cent success rate in the third quarter. During the third quarter, 104 gas wells (85 net) and 17 oil wells (14 net) were drilled of which 67 (45 net) wells are to yet be tied in and will be adding production in the fourth quarter of 2004.

o ARC's foreign ownership level currently stands at approximately 25 per cent, well below the level that would jeopardize the Trust's status as a mutual fund trust under proposed new legislation issued in draft form by the Department of Finance. The recently released draft legislation has resulted in all trusts, including ARC, reviewing their capital structures. A select few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 per cent and as such

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 3
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     retaining their status as a mutual fund trust. ARC will continue to monitor these developments and if it is deemed appropriate, amend its capital structure at the next unitholders' meeting.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended March 31, 2004 and June 30, 2004 and the audited consolidated financial statements and MD&A for the year-ended December 31, 2003.

This MD&A was written on October 29, 2004.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the year ended December 31, 2003, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

The Trust implemented new accounting policies in the first quarter of 2004 and fourth quarter of 2003 pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA"). The 2004 reported results were impacted as a result of differing presentation and disclosure under the new policies and instruments. In addition, certain amounts presented for comparative purposes have been restated as a result of the retroactive application of these new policies and instruments. See "Impact of New Accounting Policies" in this MD&A for a detailed description of the impact on reported results.

HIGHLIGHTS
-------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended            Nine Months Ended
                                                                September 30                 September 30
$CAD millions, except per unit and volume data              2004            2003           2004          2003
-------------------------------------------------------------------------------------------------------------------
Cash flow from operations (2)                              110.8            87.5          341.1         306.6
Cash flow from operations per unit (2)                      0.59            0.53           1.84          2.07
Net income (1)                                              39.5            41.5          130.8         235.7
Distributions per unit                                      0.45            0.45           1.35          1.35
Daily production (boe/d) (3)                              56,096          57,968         57,102        53,396
===================================================================================================================

(1) 2003 net income has been restated for retroactive changes in accounting policies relating to asset retirement obligations and stock based compensation.
(2)  Before changes in non-cash working capital.
(3) Reported production amount is based on company interest before royalty burdens.


PRODUCTION
Production volumes averaged 56,096 boe/d for the third quarter of 2004 and 57,102 boe/d for the first nine months of 2004. The three per cent decrease in third quarter production compared to the third quarter of 2003 resulted from the disposition of 1,800 boe/d in the second quarter of 2004. The seven per cent increase in year-to-date 2004 production compared to 2003, is primarily attributed to the acquisition of Star Oil & Gas Ltd. ("Star") in the second quarter of 2003 and positive results of the Trust's drilling program.

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NEWS RELEASE - NOVEMBER 3, 2004
PAGE 4
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Third quarter production includes approximately 3,500 boe/d for new wells tied-in during the first nine months of 2004. The incremental production was partially offset by natural production declines on existing properties.

During the third quarter, the Trust drilled 99 net wells on operated properties; 14 oil wells and 85 natural gas wells, most of which were shallow gas wells. On a year-to-date basis, the Trust has drilled 137 net wells on operated properties; 34 oil wells and 101 natural gas wells and two dry holes. Of the wells drilled in the quarter, 45 net wells were not tied in as of September 30, 2004 but are expected to be tied in during the fourth quarter of 2004.

-------------------------------------------------------------------------------------------------------------------
                                      Three Months Ended                        Nine Months Ended
                                         September 30                 %           September 30                %
Production                            2004          2003         Change         2004         2003        Change
-------------------------------------------------------------------------------------------------------------------
Crude oil (bbl/day)                 22,496        23,522            (4)       22,958       22,897             -
Gas (mcf/day)                      177,396       182,046            (3)      179,529      158,592            13
NGL (bbl/day)                        4,034         4,105            (2)        4,223        4,067             4
-------------------------------------------------------------------------------------------------------------------
Total Production (boe/d) (1)        56,096        57,968            (3)       57,102       53,396             7
===================================================================================================================

(1) Reported production for a period includes minor adjustments from previous periods.

Natural gas production decreased to 177 Mmcf per day in the third quarter of 2004, a three per cent decrease relative to the same period of 2003 due to the property disposition that closed in the second quarter of 2004. Natural gas production was 13 per cent higher for the first nine months of 2004 relative to 2003 as a result of the Star acquisition that closed in the second quarter of 2003.

-------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended            Nine Months Ended
                                                                September 30                 September 30
Production split (per cent)                                 2004            2003           2004          2003
-------------------------------------------------------------------------------------------------------------------
Crude oil and NGL's                                           47              48             48            50
Natural gas                                                   53              52             52            50
-------------------------------------------------------------------------------------------------------------------
TOTAL PER CENT                                               100             100            100           100
===================================================================================================================

In May 2004, ARC disposed of its Sundre properties in the Central Alberta area and two other minor properties. The disposed properties accounted for production of approximately 1,800 boe/d and proved plus probable reserves of 8,800 Mboe.

The following table summarizes the Trust's production by core area for the third quarter of 2004:
-------------------------------------------------------------------------------------------------------------------
Q3 2004                                    TOTAL            Oil          Natural Gas          NGL & Condensate
Production by Core Area (1)                BOE/D         bbls/d                mcf/d                    bbls/d
-------------------------------------------------------------------------------------------------------------------
Central AB                                 8,782          1,721               31,938                     1,738
Northern AB & BC                          18,973          5,653               71,406                     1,419
Pembina                                    7,575          3,899               17,562                       749
Southeast AB & Southwest Sask.            10,649          1,569               54,424                         9
Southeast Sask.                           10,117          9,654                2,066                       119
-------------------------------------------------------------------------------------------------------------------
TOTAL                                     56,096         22,496              177,396                     4,034
===================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan.

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NEWS RELEASE - NOVEMBER 3, 2004
PAGE 5
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
The following table summarizes the Trust's year-to-date 2004 production by core area:
-------------------------------------------------------------------------------------------------------------------
YTD 2004                                   TOTAL            Oil          Natural Gas          NGL & Condensate
-------------------------------------------------------------------------------------------------------------------
Production by Core Area (1)                BOE/D         bbls/d                mcf/d                    bbls/d
Central AB                                 9,516          2,114               33,291                     1,853
Northern AB & BC                          19,273          5,701               72,683                     1,458
Pembina                                    7,413          3,730               17,410                       782
Southeast AB & Southwest Sask.            10,747          1,686               54,285                        14
Southeast Sask.                           10,153          9,727                1,860                       116
-------------------------------------------------------------------------------------------------------------------
TOTAL                                     57,102         22,958              179,529                     4,223
===================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan.

The Trust expects fourth quarter 2004 production of approximately 55,000 boe/d.

COMMODITY PRICES PRIOR TO HEDGING
-------------------------------------------------------------------------------------------------------------------
                                        Three Months Ended                        Nine Months Ended
                                           September 30                 %           September 30              %
Benchmark prices                        2004            2003       Change         2004         2003      Change
-------------------------------------------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                    6.67            6.29            6         6.69         7.07          (5)
WTI oil (U.S.$/bbl) (2)                43.84           30.22           45        39.13        30.96          26
CAD / USD foreign exchange rate         0.76            0.72            6         0.75         0.70           7
WTI oil (CAD$/bbl)                     57.31           41.72           37        51.95        44.25          17
===================================================================================================================

(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

The Canadian denominated oil price received by ARC and other Canadian energy companies was negatively impacted by the continued strength of the Canadian dollar with respect to the U.S. dollar during 2004. While crude oil prices reached a historic high closing price of US$49.64 per barrel in the third quarter of 2004, the Canadian dollar also reached an 11 year high of US$0.79 in the third quarter. The strength of the Canadian dollar served to somewhat offset the impact of higher U.S. denominated oil prices. Despite the 26 per cent increase in the year-to-date US$ WTI oil price in 2004, relative to 2003, the Canadian denominated oil price increased by only 17 per cent to $51.95 per barrel in 2004 compared to $44.25 per barrel in 2003. The Trust's realized oil price increased by 44 per cent to $51.00 per barrel in the third quarter of 2004 compared to $35.32 per barrel in the third quarter of 2003. The Trust's year-to-date realized oil price increased by 23 per cent to $46.20 per barrel in 2004 from $37.49 per barrel in 2003.

Alberta AECO Hub prices were $6.67 per mcf and $6.69 per mcf for the third quarter and first nine months of 2004, respectively, compared to $6.29 per mcf and $7.07 per mcf for the same periods of 2003. ARC's third quarter gas price increased by 18 per cent to $6.65 per mcf and year-to-date gas price increased by two per cent to $6.77 per mcf compared to the same periods of 2003.

Prior to hedging activities, ARC realized $44.72 per boe in the third quarter of 2004, a 26 per cent increase over the $35.46 received prior to hedging in 2003. On a year-to-date basis, the Trust has received $42.80 per boe, representing an increase of eight per cent from the $39.78 per boe received for the same period in 2003. ARC's reported price of $44.72 per boe in the third quarter of 2004 is not directly comparable to the $34.53 per boe price reported for the third quarter of 2003 as a result of new hedge accounting guidelines that were implemented in 2004. Under the new hedge accounting guideline, 2004 revenue and prices are presented prior to hedging gains or losses while 2003 revenue and prices are inclusive of realized hedging gains or losses. See "Impact of New Accounting Policies" for further discussion regarding the impact of Hedge Accounting that was implemented in 2004.


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PAGE 6
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
-------------------------------------------------------------------------------------------------------------------
                                            Three Months Ended                     Nine Months Ended
                                               September 30              %             September 30           %
ARC REALIZED PRICES (1) (2)                  2004         2003      Change           2004      2003      Change
-------------------------------------------------------------------------------------------------------------------
Oil ($/ bbl)                                51.00        35.32          44          46.20     37.49          23
Natural gas ($/mcf)                          6.65         5.64          18           6.77      6.61           2
NGL's ($/bbl)                               42.30        30.92          37          37.52     32.89          14
-------------------------------------------------------------------------------------------------------------------
Total commodity revenue ($/boe)             44.54        34.24          30          42.63     38.20          12
Other revenue ($/boe)                        0.18         0.29         (38)          0.17      0.26         (35)
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE ($/BOE)                       44.72        34.53          30          42.80     38.46          11
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)        44.72        35.46          26          42.80     39.78           8
===================================================================================================================

(1) 2004 revenue and prices as reported above are prior to hedging gains and losses on commodity and foreign currency contracts. All gains and losses on 2004 contracts are included in "loss on commodity and foreign currency contracts" in the statement of income as these contracts have not been designated as accounting hedges. 2003 reported prices are net of hedging gains and losses.
(2) 2003 prices have been reclassified to reflect prices prior to transportation costs.

The Trust has entered into foreign currency hedging contracts to minimize the impact that fluctuations in the CAD/USD exchange rate have on cash flow. In addition, the majority of the Trust's debt and certain of the Trust's transactions are denominated in U.S. dollars partially offsetting the negative impact of CAD/USD exchange rate fluctuations.

Reported prices reflect field prices net of quality differentials and prior to transportation costs. This presentation standard was adopted in 2004. Prices reported in 2003 have been reclassified to reflect the same presentation. See "Impact of New Accounting Policies" in this MD&A for further discussion of the nature and impact of the transportation cost presentation.

RISK MANAGEMENT AND HEDGING ACTIVITIES
The Trust uses a variety of commodity and foreign currency contracts including fixed price swaps, collared contracts, max payouts, floors and three-way collars to manage the Trust's exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Trust considers these contracts to be effective economic hedges.

In response to the current commodity price environment, the Trust has changed its hedging strategy. Previously, the Trust's hedging portfolio consisted of a large number of costless transactions that mitigated the risk associated with downturns in commodity prices; however they limited the Trust's upside potential in rising commodity price environments. The Trust's current strategy is to focus on "floor", "collar", and "layered collar" agreements that limit the Trust's exposure to downturns in commodity prices while allowing more participation in commodity price increases. The Trust may unwind a portion of existing hedges with the implementation of its new hedging strategy.

The Trust's commodity and foreign currency contract portfolio is undertaken with financially sound counterparties, such as a Chartered Bank, to reduce exposure to credit risk. All contracts require approval of the Trust's Risk Management Committee prior to execution.

Following is a summary of contracts in place for the third quarter of 2004 and the remainder of the contract period as at September 30, 2004:

-------------------------------------------------------------------------------------------------------------------
                                                     Q3 2004                         Remaining Contract Term (3)
                                         --------------------------------        ----------------------------------
                                             Total              Average                Total            Average
                                          Contract       Contract Price             Contract     Contract Price
                                         Volume(2)              CAD$(1)               Volume            CAD$(1)
-------------------------------------------------------------------------------------------------------------------
Oil (mbbls)                                  1,564           $    39.52                6,549         $    46.09
Natural gas (Mmcf)                           5,628                 6.30               14,123               7.24
-------------------------------------------------------------------------------------------------------------------
     Total Mboe                              2,502           $    38.44                8,903         $    38.31
Foreign currency (sell US$) (4)    US$66.8 Million                 0.75       US$240 Million               0.75
Electricity (MWh)                           11,040           $    63.00              273,960         $    63.00
-------------------------------------------------------------------------------------------------------------------
Interest rates (5)                 US$62.5 Million      LIBOR+38.25 bps      US$62.5 Million    LIBOR+38.25 bps
===================================================================================================================

(1) Contracts denominated in US$ have been converted to the $CAD equivalent at the period end foreign exchange rate. Prices represent average prices as of September 30, 2004. In the case of collar contracts for oil and natural gas contracts, the forward prices as at September 30, 2004 were referenced to determine the relevant contract price for the remaining contract period.
(2) Volumes represent total volume for oil and natural gas and total megawatt hours for electricity for the third quarter of 2004.

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NEWS RELEASE - NOVEMBER 3, 2004
PAGE 7
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(3)  The amounts presented for the remaining contract period represent contracts in place for commodity contracts to June 2006, for electricity until 2010 and for interest rates until 2014.
(4) Total contract volume for foreign currency contracts represents the total US$ sell amount for the respective term.
(5) Average rate on the interest rate swap is based on the three month LIBOR plus 38.25 basis points.

For the third quarter of 2004, the Trust had contracts in place for approximately 64 per cent of liquids production and 34 per cent of natural gas production to result in approximately 48 per cent of production being hedged. For the fourth quarter of 2004, the Trust has approximately 50 per cent of production hedged through contracts in place for 59 per cent of liquids production (15,674 barrels per day at an average price of $41.66 per barrel). Approximately 30 per cent of natural gas production (52,036 mcf per day) is contracted at an average price of $7.32 per mcf for the remainder of 2004. In the case of collar contracts for oil and natural gas contracts, the forward prices for the fourth quarter of 2004 were referenced to determine the relevant contract price for the fourth quarter of 2004. Foreign exchange contracts to sell US$65 million at an average exchange rate of $0.75, and an electricity contract for 5 MWh at a fixed price of $63 per MWh are in place for the remainder of 2004. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

REVENUE
Revenue before hedging increased to $230.8 million in the third quarter of 2004 and to $669.7 million for the first nine months of 2004, an increase of 25 per cent and 19 per cent, respectively, compared to the same periods in 2003. Higher production volumes as a result of the Star acquisition in the second quarter of 2003 and significantly higher commodity prices contributed to higher revenue in the first nine months of 2004. The increase in third quarter 2004 revenue relative to 2003 was predominately due to higher commodity prices. Revenue in 2003 included hedging losses of $4.9 million ($0.93 per boe) in the third quarter and $19.3 million ($1.32 per boe) for the first nine months of 2003. Commodity and foreign exchange contract gains and losses in 2004 have been presented as a separate component of revenue in the statement of income rather than being netted against sales.

A breakdown of revenue is as follows:
-------------------------------------------------------------------------------------------------------------------
                                        Three Months Ended                      Nine Months Ended
                                           September 30               %           September 30                %
REVENUE ($ THOUSANDS)(1) (2)             2004          2003      Change         2004         2003        Change
-------------------------------------------------------------------------------------------------------------------
Oil revenue                           105,555        76,444          38      290,649      234,339            24
Natural gas revenue                   108,585        94,481          15      332,937      286,007            16
NGL's revenue                          15,700        11,677          34       43,408       36,518            19
-------------------------------------------------------------------------------------------------------------------
Total commodity revenue               229,840       182,602          26      666,994      556,864            20
Other revenue                             929         1,564         (41)       2,676        3,761           (29)
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE (2)                     230,769       184,166          25      669,670      560,625            19
-------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING (2)      230,769       189,109          22      669,670      579,912            15
===================================================================================================================

(1) 2003 revenue has been reclassified to reflect revenue prior to transportation costs. Revenue and transportation costs both increased by $
     3.6 million and $8.3 million in the third quarter and first nine months of 2003, respectively, as a result of the reclassification.
(2) Revenue for the third quarter and first nine months of 2003 includes cash hedging losses of $11.3 million and $30.3 million, respectively, and non-cash hedging gains of $6.4 million and $10.9 million, respectively. There are no hedging gains or losses in the reported 2004 revenue amounts. Gains and losses on commodity and foreign exchange contracts in 2004 have been reported separately in the statement of income.

GAIN OR LOSS ON COMMODITY AND FOREIGN EXCHANGE CONTRACTS
Gain or loss on commodity and foreign exchange contracts comprises realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a loss on commodity and foreign exchange contracts of $53.2 million in the third quarter of 2004 and $114.9 million for the first nine months of 2004. Following is a summary of the loss on commodity and foreign exchange contracts for the nine months ended September 30, 2004:

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 8
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN EXCHANGE CONTRACTS                               Q3           Q2           Q1         YTD
($ thousands except per BOE amounts)                                 2004         2004         2004        2004
-------------------------------------------------------------------------------------------------------------------
REALIZED CASH LOSS ON CONTRACTS (1)                               (24,183)     (17,972)     (13,556)    (55,711)
     Per boe (5)                                                    (4.69)       (3.40)       (2.61)      (3.56)
-------------------------------------------------------------------------------------------------------------------
NON-CASH GAIN ON CONTRACTS (2)                                      1,062        1,050        2,414       4,526
     Per boe (5)                                                     0.21         0.20         0.46        0.29
-------------------------------------------------------------------------------------------------------------------
Non-cash amortization of opening deferred hedge loss (3)           (1,921)      (4,328)      (7,130)    (13,379)
Unrealized loss on contracts, change in fair value (4)            (28,128)      (5,698)     (16,475)    (50,301)
-------------------------------------------------------------------------------------------------------------------
TOTAL NON-CASH FAIR VALUE LOSS ON CONTRACTS                       (30,049)     (10,026)     (23,605)    (63,680)
     Per boe (5)                                                    (3.37)       (1.08)       (4.07)      (7.16)
-------------------------------------------------------------------------------------------------------------------
TOTAL LOSS  ON COMMODITY AND FOREIGN CURRENCY CONTRACTS           (53,170)     (26,948)     (34,747)   (114,865)
     Per boe (5)                                                   (10.30)       (5.09)       (6.69)      (7.34)
===================================================================================================================

(1) The realized cash loss on contracts consisted of a cash loss of $24.2 million ($11.67 per barrel) on oil, a cash loss of $2.1 million ($0.13 per mcf) on gas and a cash gain of $2.1 million ($0.40 per boe) on foreign exchange for the third quarter of 2004 and a year-to-date cash loss of $53.2 million ($8.46 per barrel) on oil, a cash loss of $5.8 million ($0.12 per mcf) on gas and a cash gain of $3.3 million ($0.21 per boe) on foreign exchange.
(2) Non-cash gains of $1.1 million and $4.5 million for the third quarter and first nine months of 2004 represent non-cash amortization of deferred commodity and foreign currency contracts.
(3) Represents non-cash amortization of the opening deferred hedge loss of $14.6 million to income over the terms of the contracts in place at January 1, 2004.
(4) The unrealized loss on contracts represents the change in fair value of the contracts during the period. The fair value of the contracts was a loss of $14.6 million at January 1, 2004, a loss of $31 million at March 31, 2004, a loss of $36.8 million at June 30, 2004, and a loss of $64.9 million at September 30, 2004.
(5) Per boe amounts were based on quarterly production for the realized cash losses and the non-cash losses. The per boe amount for total fair value loss on contracts was calculated based on the total hedged volume for the remainder of the contract term of 8.9 million boe.

The third quarter $53.2 million loss on commodity and foreign currency contracts consisted of a realized (cash) loss of $24.2 million ($4.69 per boe), an unrealized (non-cash) fair value loss of $30 million ($3.37 per boe over the remaining contracted volume), and a non-cash gain of $1.1 million ($0.21 per boe). The year-to-date $114.9 million loss on commodity and foreign currency contracts consisted of a realized (cash) loss of $55.7 million ($3.56 per boe), an unrealized (non-cash) fair value loss of $63.7 million ($7.16 per boe over the remaining contracted volume), and a non-cash gain of $4.5 million ($0.29 per boe). The unrealized loss on commodity and foreign currency contracts reflects the change in the fair value of commodity and foreign exchange contracts during each reporting period. In 2003, there were no unrealized gains or losses on commodity and foreign currency contracts, as all contracts were deemed to be effective accounting hedges up to December 31, 2003.

OPERATING NETBACKS
The Trust's operating netback, after realized hedging losses, increased 19 per cent to $23.40 per boe in the third quarter of 2004 compared to $19.61 per boe in the third quarter of 2003. The year-to-date netback increased three per cent to $23.72 per boe from $22.98 per boe in 2003. The increase in netbacks for the third quarter and first nine months of 2004 is due to higher realized prices.

The netbacks incorporate realized losses on commodity and foreign currency contracts of $4.48 per boe and $3.27 per boe for third quarter and first nine months of 2004, respectively, compared to losses of $0.93 per boe and $1.33 per boe in the same periods of 2003. Fair value losses on commodity and foreign currency contracts of $30 million and $63.7 million in the third quarter and first nine months of 2004 were not recorded as a reduction of the netback.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 9
--------------------------------------------------------------------------------

The components of operating netbacks are shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                         Q3 2004                        Q3 2003
                                                         Oil           Gas         NGL       TOTAL        Total
NETBACK                                              ($/bbl)       ($/mcf)     ($/bbl)     ($/BOE)      ($/boe)
-------------------------------------------------------------------------------------------------------------------
Market price (1)                                       51.00          6.65       42.30       44.54        35.17
Realized loss on commodity and
          foreign currency contracts (2)              (10.67)        (0.06)         --       (4.48)       (0.93)
-------------------------------------------------------------------------------------------------------------------
Selling price                                          40.33          6.59       42.30       40.06        34.24
Other revenue                                             --            --          --        0.18         0.29
-------------------------------------------------------------------------------------------------------------------
Total revenue                                          40.33          6.59       42.30       40.24        34.53
Royalties                                              (9.21)        (1.45)     (12.41)      (9.17)       (6.90)
Transportation (1)                                     (0.07)        (0.21)         --       (0.69)       (0.67)
Operating costs (4)                                    (8.96)        (0.98)      (4.18)      (6.98)       (7.35)
-------------------------------------------------------------------------------------------------------------------
Netback                                                22.09          3.95       25.71       23.40        19.61
===================================================================================================================
Commodity revenue subject to royalties (3)             50.93          6.44       42.30       43.85        34.50
Royalties as a percentage of revenue (per cent)         18.1          22.5        29.3        20.9         20.0
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                                        YTD 2004                       YTD 2003
                                                         Oil           Gas         NGL       TOTAL        Total
NETBACK                                              ($/bbl)       ($/mcf)     ($/bbl)     ($/BOE)      ($/boe)
-------------------------------------------------------------------------------------------------------------------
Market price (1)                                       46.20          6.77       37.52       42.63        39.53
Realized loss on commodity and
          foreign currency contracts (2)               (7.71)        (0.05)         --       (3.27)       (1.33)
-------------------------------------------------------------------------------------------------------------------
Selling price                                          38.49          6.72       37.52       39.36        38.20
Other revenue                                             --            --          --        0.17         0.26
-------------------------------------------------------------------------------------------------------------------
Total revenue                                          38.49          6.72       37.52       39.53        38.46
Royalties                                              (8.05)        (1.40)     (10.49)      (8.42)       (7.86)
Transportation (1)                                     (0.20)        (0.20)         --       (0.70)       (0.57)
Operating costs (4)                                    (8.26)        (0.94)      (5.63)      (6.69)       (7.05)
-------------------------------------------------------------------------------------------------------------------
Netback                                                21.98          4.18       21.40       23.72        22.98
-------------------------------------------------------------------------------------------------------------------
Commodity revenue subject to royalties (3)             46.00          6.57       37.52       42.10        38.96
Royalties as a percentage of revenue (per cent)         17.5          21.3        28.0        20.1         20.2
-------------------------------------------------------------------------------------------------------------------

(1) 2003 revenue and transportation costs have been reclassified to reflect revenue prior to transportation costs. Previously, revenue was presented net of transportation costs. This reclassification did not impact the netback.
(2) Excludes unrealized losses of $30 million and $63.7 million in the third quarter and first nine months of 2004, respectively, on commodity and foreign currency contracts.
(3) Based on commodity field price before hedging and net of transportation costs.
(4) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties increased to $9.17 per boe in the third quarter of 2004 compared to $6.90 per boe in the third quarter of 2003. Year-to-date royalties increased to $8.42 per boe from $7.86 per boe in 2003. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs increased slightly to 20.9 per cent for the third quarter of 2004 compared to 20.1 per cent for the same period in 2003. The year-to-date royalty rate decreased slightly to 20 per cent for the first nine months of 2004 compared to 20.2 per cent in 2003.

Operating costs, net of processing income, decreased in total to $36 million in the third quarter of 2004 from $39.2 million for the same period in 2003. The eight per cent decrease in the dollar amount of operating costs was associated with lower production in the third quarter of 2004. Year-to-date operating costs increased slightly to $104.7 million in the first nine months of 2004 from $102.7 million in the first nine months of 2003 due to increased production. Third quarter operating costs per boe decreased five per cent to $6.98 per boe in 2004 compared to $7.35 per boe in the third quarter of 2003. Year-to-date operating costs per boe also decreased by five per cent to $6.69 per boe in 2004 from $7.05 per boe in 2003. The decrease in per boe operating costs for the third quarter and first nine months of 2004 relative to 2003 was due to the divestment of higher cost properties in the third quarter of 2003 and an increase in natural gas weighting of the Trust's production following the Star acquisition. In addition, cost adjustments on ARC's non-operated properties for pre-2003 production periods negatively impacted the Trust's operating costs in the first nine months of 2003.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 10
--------------------------------------------------------------------------------

ARC expects 2004 operating costs for the fourth quarter to average approximately $7.00 per boe.

Effective for 2004, ARC's transportation costs have been presented as an expense in the statement of income whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of income are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of ARC's oil production is sold at the wellhead. Consequently, there are higher transportation costs incurred with gas production due to the distance from the wellhead to the Hub.

Transportation costs remained relatively consistent at $0.69 per boe in the third quarter of 2004 compared to $0.67 per boe in the third quarter of 2003. Year-to-date transportation costs increased to $0.70 per boe in the first nine months of 2004 from $0.57 per boe in the first nine months of 2003. The increase in ARC's year-to-date transportation costs per boe is due to a higher proportion of natural gas production and a higher volume of gas being transported for sale at Hubs in eastern Canada and the United States. Natural gas sold at these points incurs higher transportation costs but typically yields a higher sales price.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION
Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties, decreased to $4.9 million ($0.96 per boe) in the third quarter of 2004 from $5.2 million ($0.97 per boe) in the third quarter of 2003. The decrease in the third quarter of 2004 cash G&A relative to 2003 is the result of higher operating recoveries on ARC's operated properties. Year-to-date cash G&A expenses increased to $15.2 million ($0.97 per boe) in the first nine months of 2004 from $14 million ($0.96 per boe) in 2003. Increases in cash G&A expenses in total and per boe for the first nine months relative to 2003 were the result of the Star acquisition and increasing costs to manage the business associated with increased staff levels.

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $3.3 million ($0.64 per boe) was recorded in the third quarter of 2004 compared to $1.1 million ($0.20 per boe) in the third quarter of 2003. The total non-cash compensation expense recorded for the first nine months of 2004 was $6.7 million ($0.43 per boe) compared to $1.2 million ($0.08 per boe) for the first nine months of 2003. This non-cash amount relates to the value attributed to rights and trust units granted to directors, employees and contract employees under the Trust Unit Incentive Rights Plan ("Rights Plan"). The $3.3 million third quarter non-cash expense for the Rights Plan and $6.7 million year-to-date non-cash expense was determined based on the rights outstanding that were subject to valuation and the market price of the trust units. Only the rights that were issued on or after January 1, 2003 are subject to valuation and expense in the statement of income. The expense associated with the Rights Plan was significantly higher in the third quarter of 2004 relative to the second quarter of 2004 as the trust unit price increased significantly in the third quarter.

The Trust implemented a new Whole Trust Unit Incentive Plan ("Whole Unit Plan") that will result in future cash payments to employees, officers and directors of the Trust. The year-to-date $1.5 million ($0.10 per boe) non-cash expense attributed to the new Whole Unit Plan is based on 342,433 committed trust units under the Whole Unit Plan as at September 30, 2004. The value of this plan is based on the market price of the underlying trust units in addition to accumulated distributions that are accrued as part of the expense amount. The $0.9 million ($0.16 per boe) expense recorded in the third quarter consists of a short-term portion of $0.3 million and a long-term portion of $0.6 million. Under the new Whole Unit Plan, a non-cash expense will be recorded each period in the statement of income. A realization of the expense and a resulting reduction in cash flow will occur each year when a cash payment is made upon vesting. Vesting under the current plan will occur in the second quarter of each year. The Whole Unit Plan expense does not impact cash flow until a cash payment is made.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 11
--------------------------------------------------------------------------------

Following is a breakdown of G&A and trust unit incentive compensation expense:

-------------------------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT INCENTIVE                      Three Months Ended                 Nine Months Ended
    COMPENSATION EXPENSE                             September 30            %         September 30           %
    ($ THOUSANDS EXCEPT PER BOE)                  2004        2003      Change       2004       2003     Change
-------------------------------------------------------------------------------------------------------------------
G&A expenses                                     7,438       6,755          10     22,600     18,559         22
Operating recoveries                            (2,510)     (1,591)         58     (7,387)    (4,576)        61
-------------------------------------------------------------------------------------------------------------------
Cash G&A expenses                                4,928       5,164          (5)    15,213     13,983          9
Non-cash compensation - Rights Plan              3,286       1,063         209      6,696      1,210        453
Accrued cash compensation - Whole Unit Plan        876          --          --      1,521         --         --
-------------------------------------------------------------------------------------------------------------------
Total G&A and trust unit incentive
    compensation expense                         9,090       6,227          46     23,430     15,192         54
-------------------------------------------------------------------------------------------------------------------
Cash G&A expenses per boe                         0.96        0.97          (1)      0.97       0.96          1
Total G&A and trust unit incentive
    compensation expense per boe                  1.76        1.17          50       1.50       1.04         44
===================================================================================================================

The Trust expects fourth quarter 2004 G&A costs, excluding non-cash G&A associated with the Trust's Rights Plan and Whole Unit Plan, to be approximately $1.00 - $1.05 per boe. In addition, the Trust expects fourth quarter non-cash G&A of approximately $0.25 - $0.35 per boe for the non-cash trust unit incentive compensation expense associated with the Rights Plan and Whole Unit Plan.

INTEREST EXPENSE
Interest expense decreased to $2.9 million in the third quarter of 2004 from $4.8 million in the third quarter of 2003. The decrease in the third quarter and year-to-date interest expense is attributed to a lower average debt balance in 2004 compared to 2003. On April 27, with the issuance of US$125 million of notes, the Trust repaid all Canadian denominated debt. As at September 30, 2004 the Trust's debt balance was almost entirely U.S. denominated fixed rate debt with an average rate of 5.5 per cent (4.5 per cent including the current impact of the interest rate swap contracts) and an average life of 6.5 years. With the issuance of the fixed rate notes and repayment of variable rate debt, the Trust's effective interest rate, before the impact of interest rate swaps, increased slightly.

In order to capitalize on low short-term interest rates in the United States, the Trust entered into interest rate swap agreements to convert US$62.5 million of fixed rate debt into floating rate debt at a rate equal to the three month LIBOR rate plus 38.25 basis points through to 2014. The Trust realized a cash gain of $0.6 million on the interest rate swap in the third quarter of 2004 and this amount has been netted against interest expense in the statement of income. The average rate on the interest rate swap in the third quarter was approximately 1.6 per cent.

-------------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended                  Nine Months Ended
                                                    September 30             %         September 30           %
Interest Expense ($ thousands)                    2004        2003      Change       2004       2003     Change
-------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                    241,176     385,923         (38)   241,176    385,923        (38)
     Fixed rate debt                           240,141      87,776         173    240,141     87,776        173
     Floating rate debt                          1,035     298,147        (100)     1,035    298,147       (100)
-------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (3)  3,521       4,770         (26)    11,385     14,715        (23)
Gain on interest rate hedge                       (577)         --          --     (1,050)        --         --
-------------------------------------------------------------------------------------------------------------------
Net interest expense (2)                         2,944       4,770         (38)    10,335     14,715        (30)
===================================================================================================================

(1) Includes both long-term and current portions of debt. 2003 debt balances exclude the convertible debentures.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.
(3)  2003 interest expense excludes interest on convertible debentures.

FOREIGN EXCHANGE GAINS AND LOSSES
For the third quarter of 2004, the Trust recorded a gain of $14.4 million ($2.79 per boe) on foreign exchange transactions compared to a loss of $0.3 million ($0.05 per boe) in the third quarter of 2003. On a year-to-date basis, the Trust recorded a gain of $9.4 million ($0.60 per boe) on foreign exchange transactions in 2004 compared to a gain of $14.7 million ($1.01 per boe) in 2003. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 12
--------------------------------------------------------------------------------

does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments, hedging settlements, revenue receipts and unitholder payments.

Following is a breakdown of the total foreign exchange gain (loss):

-------------------------------------------------------------------------------------------------------------------
                                                            Three Months Ended              Nine Months Ended
Foreign exchange gain (loss)                                   September 30                   September 30
   ($ thousands except per boe)                            2004           2003             2004           2003
-------------------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on U.S. denominated debt          14,690           (284)           7,083         14,818
Realized (loss) on U.S. debt repayment                       --             --           (5,858)            --
REALIZED GAIN (LOSS) ON U.S. DENOMINATED TRANSACTIONS      (284)            31            8,129           (154)
-------------------------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE GAIN (LOSS)                       14,406           (253)           9,354         14,664
-------------------------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE GAIN (LOSS) PER BOE                 2.79          (0.05)            0.60           1.01
===================================================================================================================

TAXES
Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $0.7 million in the third quarter of 2004 compared to $0.8 million in the third quarter of 2003. Year-to-date capital taxes were $2.1 million for the first nine months of 2004 compared to $1.1 million in 2003. The increase in 2004 capital taxes was attributed to the higher taxable capital base as a result of the Star acquisition as well as a lower installment base for the first quarter of 2003 due to prior year excess installments having been made.

In the third quarter of 2004, a future income tax recovery of $6 million was included in income compared to a $9.3 million recovery in the third quarter of 2003. A year-to-date tax recovery of $27.2 million was recorded for the first nine months of 2004 compared to a recovery of $77.2 million in 2003. The lower future income tax recoveries in the third quarter and first nine months of 2004 relative to 2003 are due to a recovery of $65 million being recorded in the second quarter of 2003 as a result of reductions in future income tax rates that became effective in 2003. The year-to-date 2004 future income tax recovery of $27.2 million includes a recovery of $3.2 million due to the change in Alberta corporate income tax rates and recovery of $22 million due to the net derivative liability recorded on the balance sheet at September 30, 2004 pursuant to hedge accounting.

Upon acquisition of United Prestville Ltd. on June 8, 2004, the Trust recorded a future income tax liability of $7.3 million due to the difference between the tax basis and the fair value assigned to the acquired assets.

In the first quarter of 2004, the Alberta government passed legislation to reduce provincial corporate income tax rates to 11.5 per cent from 12.5 per cent effective April 1, 2004. ARC's expected future income tax rate incorporating this rate reduction is approximately 35 per cent compared to the current rate of approximately 39 per cent applicable to the 2004 tax year.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any cash taxes will be paid by ARC Resources.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION
The depletion, depreciation and accretion ("DD&A") rate increased slightly to $11.40 per boe in the third quarter of 2004 from $11.31 per boe in the third quarter of 2003. On a year-to-date basis the DD&A rate increased to $11.32 per boe in 2004 from $10.98 per boe in 2003. The higher year-to-date DD&A rate is due to the Star acquisition in the second quarter of 2003 for which the Trust recorded a higher proportionate cost per barrel of proved reserves of the acquired Star properties compared to the existing ARC properties.

A breakdown of the DD&A rate is a follows:

-------------------------------------------------------------------------------------------------------------------
                                                  Three Months Ended                 Nine Months Ended
DD&A RATE                                            September 30            %         September 30           %
($ THOUSANDS EXCEPT PER BOE AMOUNTS)              2004        2003      Change       2004       2003     Change
-------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)               57,715      59,484         (3)    173,713    157,908         10
Accretion of asset retirement obligation (2)     1,124         815         38       3,457      2,160         60
-------------------------------------------------------------------------------------------------------------------
Total DD&A                                      58,839      60,299         (2)    177,170    160,068         11
DD&A Rate per boe                                11.40       11.31          1       11.32      10.98          3
===================================================================================================================

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 13
--------------------------------------------------------------------------------

(2) Represents the accretion expense on the asset retirement obligation during the period.

The costs subject to depletion include $37.7 million relating to the capitalized portion of the asset retirement obligation in the third quarter of 2004. The retroactive application of the new accounting policy for asset retirement obligations in 2003 required restatement of prior periods. The third quarter and year-to-date 2003 DD&A rates decreased to $11.31 per boe and $10.98 per boe, respectively, from the previously reported DD&A rates of $11.65 per boe and $11.31 per boe as a result of the retroactive application.

GOODWILL
The goodwill balance of $157.6 million arose as a result of the acquisition of Star in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets acquired in each transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of September 30, 2004.

CAPITAL EXPENDITURES AND NET ACQUISITIONS
Total capital expenditures, excluding net property and corporate acquisitions, aggregated to $55.4 million in the third quarter of 2004 and $146.1 million for the first nine months of 2004 compared to $45.1 million and $98.2 million for the same period of 2003. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. The significant increase in year-to-date 2004 capital expenditures relative to 2003 is due to a larger capital development program in 2004 to capture value from increased development opportunities as a result of the Star acquisition. The increased 2004 capital program was also influenced by strong commodity prices that enhance the economic benefit of such development projects.

In addition to the capital expenditures, the Trust completed net property dispositions of $5.3 million, net of post closing adjustments, in the third quarter and net property dispositions of $57.2 million, net of post closing adjustments, in the first nine months of 2004. The Trust also acquired a private company, United Prestville Ltd., in June 2004 for total consideration of $30.6 million. The acquisition of United Prestville Ltd., was undertaken to increase the Trust's ownership interest in a key property in northern Alberta.

A breakdown of capital expenditures and net acquisitions is shown below:

-------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended            Nine Months Ended
                                                                September 30                 September 30
Capital expenditures ($ thousands)                          2004            2003           2004          2003
-------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                   828           1,171          4,521         2,825
Drilling and completions                                  42,553          31,668        105,362        72,539
Plant and facilities                                      11,668          11,910         34,906        20,945
Other capital                                                394             391          1,341         1,940
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                55,443          45,140        146,130        98,249
-------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                       (2,105)             90            404         5,645
Producing property dispositions (1)                       (3,240)        (81,256)       (57,587)     (163,561)
Corporate acquisition (1) (2)                                 --             258         30,560       721,590
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions           50,098         (35,768)       119,507       661,923
-------------------------------------------------------------------------------------------------------------------

Total capital expenditures financed with cash flow        26,156          44,195         85,406        97,304
Total capital expenditures financed with debt & equity    23,942         (79,963)        34,101       564,619
===================================================================================================================

(1) Value is net of post-closing adjustments. The value for the third quarter 2004 acquisition represents post-closing adjustments on 2003 and 2004 property acquisitions.
(2) Represents total consideration for the transaction including fees and prior to the related future income tax liability assumed on acquisition.

ARC expects to undertake significant development projects in the fourth quarter of 2004 to fully execute the 2004 capital program of approximately $200 million.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND
At September 30, 2004, the Trust had recorded an Asset Retirement Obligation ("ARO") of $64.4 million for future abandonment and reclamation of the Trust's properties. The ARO decreased in total by $3.4 million during 2004

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 14
--------------------------------------------------------------------------------

as a result of the divestment of properties in May 2004, offset by the acquisition of United Prestville, and the additional liability associated with new wells drilled in the first nine months of 2004. The ARO further increased by $1.1 million and $3.5 million for accretion expense in the third quarter and first nine months of 2004, respectively, and was reduced by $0.9 million and $2.3 million for actual abandonment expenditures in the third quarter and first nine months of 2004, respectively. The Trust did not record a gain or loss on actual abandonment expenditures incurred in the first nine months of 2004 as the costs incurred closely approximated the liability value included in the ARO.

Previously reported amounts for the periods ended September 30, 2003, have been restated for the impact of the change in accounting policy for ARO that was implemented in 2003 and required retroactive application with restatement of prior periods.

ARC contributed $1.5 million cash to its reclamation fund ($1.5 million in the third quarter of 2003). For the first nine months of 2004, $4.5 million ($4 million in 2003) was contributed to the reclamation fund in addition to $0.5 million ($0.5 million in 2003) of interest earned on the fund to arrive at a fund balance of $20.3 million at September 30, 2004. The fund balance was reduced for funding of actual abandonment expenditures incurred in the period. This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year ($1.5 million per quarter) in order to provide for the total estimated future abandonment and reclamation costs.

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

A breakdown of the Trust's capital structure is as follows:

--------------------------------------------------------------------------------------------------------------------------
                                                                  SEPTEMBER 30,    June 30,   March 31,    December 31,
--------------------------------------------------------------------------------------------------------------------------
($ thousands except per unit and per cent amounts)                         2004        2004        2004            2003
Long-term debt                                                          232,329     245,293     236,622         223,355
Short-term debt                                                           8,847       9,383       9,174           9,047
Working capital deficit (surplus) excluding short-term debt (1)         (20,676)    (34,602)     38,205          29,669
--------------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                    220,500     220,074     284,001         262,071
Units outstanding and issuable for
      exchangeable shares (thousands)                                   188,185     187,296     183,980         182,777
Market price at end of period                                             16.85       15.35      $15.64          $14.74
Market value of trust units and exchangeable shares                   3,170,917   2,874,994   2,877,447       2,694,133
Total capitalization (2)                                              3,391,417   3,095,068   3,161,448       2,956,204
--------------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                             7%          7%          9%              9%
--------------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                    220,500     220,074     284,001         262,071
--------------------------------------------------------------------------------------------------------------------------
Cash flow                                                               110,835     122,249     108,014         396,180
--------------------------------------------------------------------------------------------------------------------------
Net debt to annualized cash flow                                            0.5         0.5         0.7             0.7
==========================================================================================================================

(1) The 2004 working capital deficit excludes the balances for deferred hedge loss, commodity and foreign currency contracts, and deferred commodity and foreign currency contracts as at each period end.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

On April 27, 2004, the Trust completed the issuance of US$125 million of long-term secured notes ("US Notes") via a private placement. The notes were issued in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

The Trust consolidated its five credit facilities into one syndicated credit facility of $620 million in the second quarter of 2004. The syndication of the credit facilities did not impact the Trust's borrowing base nor did it impact other key terms of the credit facility such as security or covenants. Borrowing rates under the syndicated facility decreased slightly. ARC Resources' oil and gas properties continue to secure the debt. The next annual credit review will occur in April 2005.

Total debt outstanding, inclusive of short and long-term debt, at September 30, 2004 was $241.2 million, which is almost entirely U.S. denominated fixed rate debt. The debt consists of US$65 million (CAD$82.2 million) of Senior Secured Notes ("Notes") with an average interest rate of 6.6 per cent and an average remaining life of three years

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 15
--------------------------------------------------------------------------------

and US$125 million (CAD$158 million) of US Notes with an average interest rate of 4.9 per cent and an average remaining life of 8.3 years. The current portion of long-term debt represents the first US$7 million (CAD$8.8 million) payment due in November 2004 on the Notes which will be financed with available working capital or by a draw on the existing credit facilities.

Concurrent with the issuance of the US Notes, the Trust entered into interest rate swap transactions to effectively convert the fixed interest rate on US$62.5 million of the US Notes into a floating rate, based on the three month LIBOR rate plus 38.25 basis points, in order to capitalize on historic low interest rates in the United States. As a result, the Trust effectively issued US$125 million notes at an average rate of 3.3 per cent, with this rate increasing by one half of a percentage point for every one percentage point increase in short-term U.S. interest rates.

As at September 30, 2004, the Trust had a working capital deficiency excluding short-term debt, of $43.4 million. Included in the working capital deficit is a net current liability of $64 million for the fair value of commodity and foreign currency contracts under new hedge accounting guidelines implemented in 2004. Excluding the Trust's net current liability for commodity and foreign currency contracts and short-term debt, the Trust had a working capital surplus of $20.7 million at September 30, 2004.

The Trust's working capital surplus, excluding the net liability for commodity and foreign currency contracts, significantly increased at September 30, 2004 compared to December 31, 2003 due to the proceeds received on second quarter property divestments and the remainder of the proceeds from the issuance of the US$125 million notes after the repayment of all Canadian floating rate debt. At September 30, 2004, the Trust had invested $70.9 million in short-term money market investments.

September 30, 2004 net debt to total capitalization was seven per cent and net debt to annualized third quarter 2004 cash flow approximated 0.5 times.

The Trust intends to finance the remainder of the 2004 capital program with a combination of cash flow and debt.

UNITHOLDERS' EQUITY
At September 30, 2004, there were 188.2 million trust units issued and issuable for exchangeable shares, a three per cent increase from the 182.8 million trust units issued and issuable for exchangeable shares at December 31, 2003. The increase in the number of trust units outstanding is attributable to two million trust units issued as consideration for the acquisition of United Prestville,
1.5 million trust units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") at an average price of $14.39 per trust unit, and 1.6 million trust units issued pursuant to the exercise of employee rights at an average price of $10.57 per trust unit.

The Trust issued 27,000 additional rights under the Rights Plan during the first quarter of 2004 and no additional rights were issued subsequent to the first quarter. There will be no issuances of rights in the future as the rights plan was replaced with a new Whole Unit Plan in the second quarter of 2004. The existing rights plan will be in place until the remaining 3.1 million rights outstanding as of September 30, 2004 are exercised or cancelled. The exercise price of the rights is adjusted downward over time by the amount, if any, that annual distributions exceed 10 per cent of the net book value of property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 3.1 million trust units at an average adjusted exercise price of $11.09 were outstanding at September 30, 2004. These rights have an average remaining contractual life of 3.6 years and expire at various dates to March 22, 2009. Of the rights outstanding at September 30, 2004, a total of 0.8 million were exercisable at that time.

In March 2004, the Board of Directors upon recommendation of the Compensation Committee, approved a new Whole Unit Plan to replace the existing Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years. The Trust issued 188,602 RTU's and 127,123 PTU's upon inception of the plan to employees and officers, of which 2,415 RTU's and 577 PTU's were subsequently forfeited by the end of the third quarter. In addition, the Trust issued 29,700 RTU's to Directors in the third quarter. Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions on the underlying trust units to vesting date. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period. The value of the RTU's and PTU's is dependent upon the trust unit price, the number of PTU's to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income may

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 16
--------------------------------------------------------------------------------

fluctuate over time. The Trust has made provisions whereby employees may elect to have trust units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

CASH DISTRIBUTIONS
ARC declared cash distributions of $83.2 million ($0.45 per unit), representing 75 per cent of third quarter 2004 cash flow compared to cash distributions of $73.9 million ($0.45 per unit) in the third quarter of 2003. The remaining 25 per cent of third quarter cash flow ($27.6 million) was used to fund 47 per cent of ARC's third quarter capital expenditures ($26.1 million), and make contributions to the reclamation fund ($1.5 million). Year-to-date, the Trust has declared distributions of $246.4 million, representing 72 per cent of 2004 cash flow. In addition, the Trust has funded $85.5 million of the current year capital expenditures, contributed $5 million, including interest, to the reclamation fund, and paid down $4.2 million of existing indebtedness with cash from operations. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Cash flow and cash distributions per unit for 2004 and 2003 were as follows:
-------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended               Nine Months Ended
2004                                                      September 30, 2004              September 30, 2004
Cash flow and distributions                           $ millions        per unit     $ millions      per unit
-------------------------------------------------------------------------------------------------------------------
Cash flow                                              $   110.8       $    0.59      $   341.1      $   1.84
Reclamation fund contributions, including interest          (1.5)          (0.01)          (5.0)        (0.03)
Capital expenditures funded with cash flow                 (26.1)          (0.14)         (85.5)        (0.46)
Discretionary debt repayments                                 --              --           (4.2)        (0.02)
-------------------------------------------------------------------------------------------------------------------
Other                                                         --            0.01             --          0.02
Cash distributions                                     $    83.2       $    0.45      $   246.4      $   1.35
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended               Nine Months Ended
2003                                                      September 30, 2003              September 30, 2003
Cash flow and distributions                           $ millions        per unit     $ millions      per unit
-------------------------------------------------------------------------------------------------------------------
Cash flow                                              $    87.5       $    0.53      $   306.6      $   2.07
Reclamation fund contributions, including interest          (1.7)          (0.01)          (4.5)        (0.03)
Capital expenditures funded with cash flow                 (44.2)          (0.27)         (97.3)        (0.66)
Interest on convertible debentures                          (0.2)              -           (4.1)        (0.03)
-------------------------------------------------------------------------------------------------------------------
Discretionary debt repayments                               32.5            0.19             --            --
Other                                                         --            0.01             --            --
Cash distributions                                     $    73.9       $    0.45      $   200.7      $   1.35
===================================================================================================================

Monthly cash distributions for the fourth quarter of 2004 have been set at $0.15 per trust unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

CASH DISTRIBUTIONS BY CALENDAR YEAR
The following table presents cash distributions paid in each calendar period. Cash distributions for 2004 include distributions paid up to and including October 15, 2004:

-------------------------------------------------------------------------------------------------------------------
CALENDAR YEAR                          DISTRIBUTIONS (1)         TAXABLE PORTION             RETURN OF CAPITAL
-------------------------------------------------------------------------------------------------------------------
YTD 2004 (2)                                    1.50                        1.35 (3)                      0.15 (3)
2003                                            1.78                        1.51                          0.27
2002                                            1.58                        1.07                          0.51
2001                                            2.41                        1.64                          0.77
2000                                            1.86                        0.84                          1.02
1999                                            1.25                        0.26                          0.99
1998                                            1.20                        0.12                          1.08
1997                                            1.40                        0.31                          1.09
1996                                            0.81                           -                          0.81
-------------------------------------------------------------------------------------------------------------------
CUMULATIVE                                    $13.79                       $7.10                         $6.69
===================================================================================================================

(1)  Based on cash distributions paid in the calendar year.
(2) Based on cash distributions paid in 2004 up to and including October 15, 2004.
(3)  Based on estimated taxable portion of 2004 distributions of 90 per cent.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 17
--------------------------------------------------------------------------------

CASH DISTRIBUTION DATES FOR 2004

Actual and estimated cash distributions paid and announced to date for 2004 along with relevant payment dates are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                 Distribution                            Total
Ex-Distribution Date            Record Date                      Payment Date                     Distribution
-------------------------------------------------------------------------------------------------------------------
December 29, 2003               December 31, 2003                January 15, 2004                         0.15
January 28, 2004                January 31, 2004                 February 16, 2004                        0.15
February 25, 2004               February 29, 2004                March 15, 2004                           0.15
March 29, 2004                  March 31, 2004                   April 15, 2004                           0.15
April 28, 2004                  April 30, 2004                   May 17, 2004                             0.15
May 27, 2004                    May 31, 2004                     June 15, 2004                            0.15
June 28, 2004                   June 30, 2004                    July 15, 2004                            0.15
July 28, 2004                   July 31, 2004                    August 16, 2004                          0.15
August 27, 2004                 August 31, 2004                  September 15, 2004                       0.15
September 28, 2004              September 30, 2004               October 15, 2004                         0.15
October 27, 2004                October 31, 2004                 November 15, 2004                        0.15
November 26, 2004               November 30, 2004                December 15, 2004                        0.15*
December 29, 2004               December 31, 2004                January 17, 2005                         0.15*
===================================================================================================================

* Estimated

TAXATION OF CASH DISTRIBUTIONS
Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcresources.com.

For 2004, ARC estimates that cash distributions paid in the calendar year will be 90 to 95 per cent return on capital (taxable) and 5 to 10 per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 90 to 95 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust. Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Following is a summary of the Trust's contractual obligations and commitments as at September 30, 2004:

-------------------------------------------------------------------------------------------------------------------
                                                                      Payments Due By Period
                                                                                                       2009 and
($ millions)                               Total           2004        2005-2006       2007-2008     thereafter
-------------------------------------------------------------------------------------------------------------------
Debt repayments (1)                        241.2            8.8             25.4            33.0          174.0
Operating leases                            24.8            3.2              8.9             7.5            5.2
Purchase commitments                        40.2            4.8              9.8             6.5           19.1
Retention bonuses                            3.0             --              2.0             1.0             --
Whole Unit Plan (2)                          6.9             --              2.5             4.4             --
Asset retirement obligations (3)            64.4            1.8              4.2             3.5           54.9
-------------------------------------------------------------------------------------------------------------------
Total contractual obligations              380.5           18.6             52.8            55.9          253.2
===================================================================================================================

(1)  Includes long-term and short-term debt.
(2)  Based on current estimate of payment to be made on vesting dates.
(3)  Based on estimated timing of expenditures to be made in future periods.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 18
--------------------------------------------------------------------------------

OFF BALANCE SHEET ARRANGEMENTS
The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2004.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

IMPACT OF NEW ACCOUNTING POLICIES
In the first quarter of 2004, the Trust implemented the following new accounting policies and instruments pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA") and national securities regulators. The implementation of these new policies impacted the financial results for 2004 and comparative periods of 2003 as follows:

     HEDGE ACCOUNTING - In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships" and EIC-128 "Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments" that deal with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 ("AcG-13") is intended to harmonize Canadian GAAP with SFAS No.133 "Accounting for Derivatives Instruments and Hedging Activities". AcG-13 is effective for fiscal years beginning on or after July 1, 2003 and upon implementation of AcG-13, accounting in accordance with EIC-128 is required.

     The Trust implemented AcG-13 in the first quarter of 2004 along with accounting in accordance with EIC-128. As a result, certain of the Trust's derivative contracts were designated as effective hedges for accounting purposes at January 1, 2004. Commodity and foreign currency contracts that were designated as effective hedges continue to be accounted for in the same manner as in previous periods whereby realized gains and losses on effective hedges are netted against the item to which they relate in the statement of income. Commodity and foreign currency contracts that were not designated as effective hedges for accounting purposes are subject to fair value accounting in accordance with EIC-128, which requires that changes in the fair value of these derivative contracts be reported as income or expense in each reporting period. The income or expense relating to the change in fair value of the derivative contracts is a non-cash (unrealized) expense that has no impact on cash flow but may result in significant fluctuations in net income due to volatility in the underlying market commodity prices and foreign exchange rates.

     Prior to implementation of AcG-13 and EIC-128, the Trust accounted for all derivative contracts as effective hedges whereby realized gains and losses on such contracts were included in the statement of income within the corresponding item to which the hedge pertained. Following implementation, realized and unrealized gains and losses on derivative contracts that do not qualify as effective hedges are reported as a separate expense in the statement of income. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

     As an example of a commodity derivative contract, the Trust enters into oil and natural gas put options as part of its commodity risk management portfolio. The Trust considers such a transaction to be an effective economic hedge as it reduces exposure to decreases in commodity prices that would adversely impact cash flow. Per new hedge accounting requirements, this transaction does not qualify as an effective accounting hedge and therefore is subject to fair value accounting.

     As a result of implementation of this new standard, net income for the third quarter of 2004 decreased by $19.6 million ($30 million before a future income tax recovery of $10.4 million). Net income for the first nine months of 2004 decreased by $41.7 million ($63.7 million before a future income tax recovery of $22 million). The entire $30 million and $63.7 million decrease in pre-tax net income for the third quarter of 2004 and the first nine months of 2004, respectively, was the result of non-cash losses due to changes in the fair value of the contracts. On initial implementation of this standard on January 1, 2004, the Trust recorded an opening deferred charge of $14.6 million equal to the fair value of derivative contracts at that time. The deferred charge is being amortized to earnings over the life of the respective contracts in place at January 1, 2004. In the third quarter of 2004, $1.9 million of the deferred charge was expensed. The Trust recorded a derivative asset of $19.3 million and a derivative liability of $61 million ($83 million net of a future income tax recovery of $22 million) for the fair value of the derivative contracts as at September 30, 2004 (nil impact on 2003). There was no impact on cash flow as a result of implementing this new standard.

NEWS RELEASE - NOVEMBER 3, 2004
AGE 19
--------------------------------------------------------------------------------

     TRANSPORTATION COSTS - Effective in 2004, the Trust revised its presentation of transportation costs in accordance with CICA Handbook
     Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statement of income. The Trust has reclassified previously reported amounts to be consistent with the presentation under this new policy. Revenue and transportation costs increased by $3.6 million and $3.6 million in the third quarters of 2004 and 2003, respectively, as a result of this new policy. Revenue and transportation costs for the first nine months of 2004 and 2003 increased by $11 million and $8.3 million, respectively. There was no impact on net income or cash flow in the first quarter of 2004 nor did it impact restated net income or cash flow for the first quarter of 2003.

In addition to the new policies implemented in the first quarter of 2004, the following standards were implemented by the Trust in 2003. Due to the transitional provisions of these standards that required retroactive application and restatement of prior periods, previously reported financial results for the three and nine month periods ending September 30, 2003 were restated to give effect to the new standards as follows:

     ASSET RETIREMENT OBLIGATIONS - The Trust implemented this standard in 2003 in accordance with the early adoption provisions of the standard. As a result of the retroactive application, third quarter 2003 comparative numbers included in this report have been restated to reflect the impact of this standard on the third quarter 2003 financial statements, note disclosures and MD&A. Previously reported net income for the third quarter and nine months ended September 30, 2003 increased by $1.4 million ($1.8 million before a future income tax expense of $0.4 million) and $4.7 million ($4.8 million before a future income tax expense of $0.1 million), respectively. Opening 2003 accumulated earnings increased by $12.1 million net of applicable income taxes. There was no impact on previously reported cash flow.

     STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS - The Trust implemented this amended standard in 2003 in accordance with the early adoption provisions. As a result, third quarter 2003 financial results were restated to give effect to the standard as at January 1, 2003. Previously reported net income for the third quarter and nine months ended September 30, 2003 decreased by $1.1 million and $1.2 million, respectively. There was no impact on previously reported cash flow.

CRITICAL ACCOUNTING ESTIMATES
The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

     a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

     b)  estimated capital expenditures on projects that are in progress;

     c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

     d) estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and

     e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates.

The ARC management team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 20
--------------------------------------------------------------------------------

2004 CASH FLOW SENSITIVITY

Below is a table which illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

-------------------------------------------------------------------------------------------------------------------
                                                                   IMPACT ON ANNUAL             IMPACT ON ANNUAL
                                                                       CASH FLOW                DISTRIBUTIONS (2)
                                  ASSUMPTION       CHANGE           $/UNIT        %                  $/UNIT
-------------------------------------------------------------------------------------------------------------------
BUSINESS ENVIRONMENT
Price per barrel of oil
(US$WTI) (1)                        $40.00         $1.00            $0.05       3.2%                 $0.04
Price per mcf of natural
   gas (CAD$AECO) (1)                $6.50         $0.10            $0.03       1.6%                 $0.02
CAD/USD exchange rate                $0.75         $0.01            $0.05       2.0%                 $0.04
Interest rate on debt                 4.2%          1.0%            $0.01       1.0%                 $0.01
-------------------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume           26,500          1.0%            $0.01       0.5%                 $0.01
Gas production volumes             171,000          1.0%            $0.02       0.6%                 $0.01
Operating expenses per boe           $6.90          1.0%            $0.01       0.4%                 $0.01
Cash G&A expenses per boe            $1.05         10.0%            $0.01       0.7%                 $0.01
===================================================================================================================

(1)  Analysis does not include the effect of hedging.
(2)  Analysis assumes a 20 per cent holdback on distributions.

ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2003 Annual Report MD&A for a detailed assessment.

OUTLOOK
It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. During the first nine months of 2004, the Trust provided unitholders with distributions of $1.35 per trust unit. To the end of the third quarter of 2004, the Trust has provided cash distributions of $13.79 per trust unit and capital appreciation of $6.85 per trust unit for a total return of $20.64 per trust unit (23.8 per cent annualized total return) for unitholders who invested in the Trust at inception.

During the first nine months of 2004 and for the remainder of the year, ARC was and will continue to be active with a robust drilling and development program on its diverse asset base. The $200 million capital expenditure budget for 2004 is the largest in the Trust's history excluding acquisitions. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells. The 2003 drilling program resulted in a 99 per cent success rate. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

The low debt levels and strong working capital position provide the Trust with the financial flexibility to fund the 2004 capital expenditure program and be poised to take advantage of accretive acquisition opportunities. See "Outlook" in the Trust's 2003 Annual Report MD&A for additional discussion of the Trust's key future objectives.

ADDITIONAL INFORMATION
Additional information relating to ARC can be found on SEDAR at www.sedar.com.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 21
--------------------------------------------------------------------------------

QUARTERLY REVIEW
                                                           2004                                2003                 2002
                                                  Q3        Q2         Q1        Q4        Q3        Q2         Q1         Q4
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CAD thousands, except per unit amounts)
Revenue before royalties                     230,769    233,307   205,594   182,558   184,166   198,542    177,917    118,865
         Per unit (1)                           1.23       1.26      1.12      1.04      1.11      1.36       1.35       0.94
Cash flow                                    110,835    122,249   108,014    89,617    87,511   116,546    102,506     61,495
         Per unit (1)                           0.59       0.66      0.59      0.51      0.53      0.80       0.78       0.49
Net income (5)                                39,537     51,181    40,122    54,465    41,535   128,159     66,042     28,374
         Per unit (5) (6)                       0.21       0.28      0.22      0.31      0.25      0.85       0.50       0.22
Cash distributions                            83,178     82,053    81,215    78,603    73,890    67,495     59,340     48,060
         Per unit (2)                           0.45       0.45      0.45      0.45      0.45      0.45       0.45       0.39
Net debt outstanding (4)                     220,500    220,074   284,001   262,071   412,686   466,988    226,583    347,795
Weighted average units (thousands) (3)       187,629    184,998   183,314   174,991   166,365   145,546    131,379    126,370
Units outstanding and issuable
     at period end (thousands) (3)           188,185    187,296   183,980   182,777   167,530   163,184    139,239    126,444
--------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and geophysical                       828      1,373     2,320     2,846     1,171       656        998        556
Drilling and completions                      42,553     24,867    37,942    37,738    31,661    23,834     17,037     21,047
Plant and facilities                          11,668      7,282    15,956    15,512    11,917     4,831      4,204      4,265
Other capital                                    394        605       341     1,418       391     1,325        224        861
Total capital expenditures                    55,443     34,127    56,559    57,515    45,140    30,646     22,463     26,729
Property acquisitions (dispositions), net     (5,345)   (53,412)     1,574   (3,693)  (81,166)  (79,750)     3,000     61,952
Corporate acquisitions (8)                         -     30,560         -         -       258   721,332          -          -
Total capital expenditures and
    net acquisitions                          50,098     11,275    58,133    53,822  (35,768)   672,228     25,463     88,681
--------------------------------------------------------------------------------------------------------------------------------
OPERATING
Production
         Crude oil (bbl/d)                    22,496     22,720    23,663    22,851    23,522    24,078     21,065     20,256
         Natural gas (Mmcf/d)                  177.4      186.7     174.5     180.8     182.0     175.7      117.3      109.2
         Natural gas liquids (bbl/d)           4,034      4,313     4,323     4,140     4,105     4,397      3,696      3,355
         Total (boe/d 6:1)                    56,096     58,147    57,075    57,120    57,968    57,759     44,313     41,808
Average prices (7)
         Crude oil ($/bbl)                     51.00      47.43     40.41     35.21     35.33     36.61      40.92      30.00
         Natural gas ($/mcf)                    6.65       6.99      6.64      5.85      5.64      6.59       8.16       5.37
         Natural gas liquids ($/bbl)           42.30      38.22     32.30     30.14     30.92     28.83      39.99      27.49
         Oil equivalent ($/boe)                44.72      44.09     39.58     34.74     34.53     37.77      44.61      30.90
--------------------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING (based on intra-day trading)
Unit prices
High                                           17.38      15.74     15.74     14.87     13.88     12.84      12.34      12.74
Low                                            15.02      14.28     13.50     13.31     12.51     11.29      10.89      11.04
Close                                          16.85      15.35     15.64     14.74     13.55     12.50      11.59      11.90
Average daily volume (thousands)                 384        337       502       395       551       503        313        269
================================================================================================================================

(1)  Based on weighted average trust units and exchangeable shares.
(2)  Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(4) Total current and long-term debt net of working capital. The 2004 net debt outstanding excludes unrealized commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5) Net income and net income per unit have been restated due to the retroactive application of the change in accounting policies relating to asset retirement obligations and stock based compensation that were implemented in 2003.
(6) Net income in the basic per trust unit calculation has been reduced by interest in the convertible debentures.
(7) Average prices have been restated to be prior to transportation costs in order to be consistent with 2004 presentation.
(8)  Represents total consideration for the corporate acquisition.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 22
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
As at September 30 and December 31 (unaudited)
($CAD thousands)                                                                 2004                    2003
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                         $       72,230           $      12,295
     Accounts receivable                                                       68,803                  68,768
     Prepaid expenses                                                          10,279                  10,400
     Deferred hedge loss (Note 6)                                               1,196                       -
     Commodity and foreign currency contracts (Note 6)                         18,108                       -
---------------------------------------------------------------------------------------------------------------
                                                                              170,616                  91,463
Reclamation fund                                                               20,348                  17,181
Property, plant and equipment                                               1,967,741               2,015,539
Goodwill                                                                      157,592                 157,592
---------------------------------------------------------------------------------------------------------------
Total assets                                                           $    2,316,297           $   2,281,775
===============================================================================================================
LIABILITIES
Current liabilities
     Accounts payable                                                  $      102,831           $      94,152
     Cash distributions payable                                                27,805                  26,980
     Current portion of long-term debt (Note 5)                                 8,847                   9,047
     Commodity and foreign currency contracts (Note 6)                         82,983                       -
     Deferred commodity and foreign currency contracts (Note 6)                   358                       -
---------------------------------------------------------------------------------------------------------------
                                                                              222,824                 130,179
Long-term debt (Note 5)                                                       232,329                 223,355
Asset retirement obligation                                                    64,420                  66,657
Future income taxes (Note 12)                                                 282,047                 301,965
Other long-term liabilities (Note 13)                                           2,983                   7,883
---------------------------------------------------------------------------------------------------------------
Total liabilities                                                             804,603                 730,039
===============================================================================================================
UNITHOLDERS' EQUITY
     Unitholders' capital (Note 7)                                          1,912,343               1,838,580
     Exchangeable shares (Note 8)                                              26,747                  29,656
     Contributed surplus (Note 9)                                               8,182                   3,471
     Accumulated earnings                                                     779,144                 648,304
     Accumulated cash distributions (Note 3)                               (1,214,722)               (968,275)
---------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,511,694               1,551,736
---------------------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                              $    2,316,297           $   2,281,775
===============================================================================================================

See accompanying notes to consolidated financial statements.
Approval on behalf of the Board:


/s/ Mac H. Van Wielingen                    /s/ Fred J. Dyment
---------------------------                 -------------------------
MAC H. VAN WIELINGEN                        FRED J. DYMENT
DIRECTOR                                    DIRECTOR

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 23
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

                                                                       Three Months Ended           Nine Months Ended
For the three and nine months ended September 30 (unaudited)              September 30                 September 30
($CAD thousands, except per unit amounts)                               2004         2003           2004          2003
-----------------------------------------------------------------------------------------------------------------------
                                                                                 Restated                     Restated
                                                                                 (Note 2)                     (Note 2)
REVENUE
     Oil, natural gas and natural gas liquids                        230,769      184,166        669,670      560,626
     Royalties                                                       (47,320)     (36,817)      (131,790)    (114,587)
-----------------------------------------------------------------------------------------------------------------------
                                                                     183,449      147,349        537,880      446,039
     Loss on commodity and foreign currency contracts (Note 6)       (53,170)          --      (114,865)           --
-----------------------------------------------------------------------------------------------------------------------
                                                                     130,279      147,349        423,015      446,039
-----------------------------------------------------------------------------------------------------------------------
Expenses
     Transportation                                                    3,563        3,570         11,002        8,319
     Operating                                                        36,029       39,185        104,709      102,702
     General and administrative                                        4,928        5,164         15,213       13,982
     Non-cash trust unit incentive compensation (Notes 9 and 10)       4,162        1,063          8,217        1,210
     Interest on long-term debt                                        2,944        4,770         10,335       14,715
     Depletion, depreciation and accretion                            58,839       60,299        177,170      160,068
     Capital taxes                                                       683          779          2,083        1,147
     (Gain) loss on foreign exchange                                 (14,406)         253        (9,354)      (14,664)
-----------------------------------------------------------------------------------------------------------------------
                                                                      96,742      115,083        319,375      287,479
-----------------------------------------------------------------------------------------------------------------------
Income before future income tax                                       33,537       32,266        103,640      158,560
Future income tax recovery (Note 12)                                   6,000        9,269         27,200       77,176
-----------------------------------------------------------------------------------------------------------------------
Net income                                                            39,537       41,535        130,840      235,736
Accumulated earnings, beginning of period                            739,607      537,180        648,304      350,088
Retroactive application of change in accounting policy (Note 2)           --       15,304             --       12,085
-----------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period as restated                739,607      552,484        648,304      362,173
Interest on convertible debentures                                        --         (180)            --       (4,070)
-----------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                  779,144      593,839        779,144      593,839
=======================================================================================================================

Net income per unit (Note 11)
     Basic                                                              0.21         0.25           0.71         1.57
     Diluted                                                            0.21         0.25           0.70         1.53
=======================================================================================================================

See accompanying notes to consolidated financial statements.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 24
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOW
                                                                           Three Months Ended           Nine Months Ended
For the three and nine months ended September 30 (unaudited)                   September 30               September 30
($CAD thousands)                                                            2004          2003          2004        2003
--------------------------------------------------------------------------------------------------------------------------
                                                                                      Restated                  Restated
                                                                                      (Note 2)                  (Note 2)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                39,537        41,535       130,840     235,736
Add items not involving cash:
     Future income tax recovery (Note 12)                                 (6,000)       (9,269)      (27,200)    (77,176)
     Depletion, depreciation and accretion                                58,839        60,299       177,170     160,068
     Non-cash loss (gain) on commodity
           and foreign currency contracts (Note 6)                        28,987        (6,401)       59,154     (10,344)
     Non-cash (gain) loss on foreign exchange                            (14,690)          284        (7,083)    (14,818)
     Non-cash trust unit incentive compensation (Notes 9 and 10)           4,162         1,063         8,217       1,210
Cash received on termination of foreign exchange contracts                    --            --            --      11,888
--------------------------------------------------------------------------------------------------------------------------
Cash flow before changes in non-cash working capital                     110,835        87,511       341,098     306,564
Change in non-cash working capital                                         1,334        (2,608)        6,311       7,193
--------------------------------------------------------------------------------------------------------------------------
                                                                         112,169        84,903       347,409     313,757
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (repayment) of long-term debt                                    1,035       (52,243)     (153,272)   (126,488)
Issuance of long-term notes (Note 5)                                          --            --       168,975          --
Interest on convertible debentures                                            --          (180)           --      (4,070)
Issue of trust units (Note 7)                                              4,361         2,484        18,000     150,369
Trust unit issue costs (Note 7)                                               (4)         (100)          (20)     (8,024)
Cash distributions paid, net of distribution reinvestment                (76,870)      (69,896)     (225,233)   (186,154)
Payment of retention bonus                                                (1,000)       (1,000)       (1,000)     (1,000)
--------------------------------------------------------------------------------------------------------------------------
                                                                         (72,478)     (120,935)     (192,550)   (175,367)
CASH FLOW FROM INVESTING ACTIVITIES
Corporate acquisition, net of cash received (Note 4)                          --          (258)          (60)   (196,444)
Acquisition of petroleum and natural gas properties                        2,105           469          (404)     (5,086)
Proceeds on disposition of petroleum and natural gas properties            3,240        80,697        57,587     153,002
Capital expenditures                                                     (45,979)      (43,455)     (146,630)    (86,251)
Reclamation fund contributions and actual expenditures                    (1,888)       (1,421)       (5,417)     (4,446)
--------------------------------------------------------------------------------------------------------------------------
                                                                         (42,522)       36,032       (94,924)   (139,225)
--------------------------------------------------------------------------------------------------------------------------
DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS                          (2,831)           --        59,935        (835)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            75,061            --        12,295         835
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                  72,230            --        72,230          --
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 25
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004 and 2003 (unaudited)
(all tabular amounts in $CAD thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES
     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements except as discussed below. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2003 annual report.

     a) HEDGE ACCOUNTING - The CICA issued Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

         The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

         For transactions that do not qualify for hedge accounting, the Trust applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

         As a result of this change in accounting policy, the Trust's net income for the quarter ended September 30, 2004, decreased by $19.6 million ($30 million net of a future tax recovery of $10.4 million) and net income for the nine months ended September 30, 2004 decreased by $41.7 million ($63.7 million net of a future tax recovery of $22 million). Total assets increased by $19.3 million and total liabilities increased by $61 million ($83 million net of a future tax recovery of $22 million) as at September 30, 2004 as a result of this new accounting policy. Cash flow was not impacted by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

     b) TRANSPORTATION COSTS - Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004, the Trust has recorded revenue before transportation charges and a transportation expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income per trust unit calculations, or cash flow for the Trust.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 26
--------------------------------------------------------------------------------

2.   RESTATEMENT OF PRIOR PERIODS DUE TO CHANGES IN ACCOUNTING POLICIES

     At December 31, 2003, the Trust adopted two new accounting policies that required restatement of prior quarters in 2003. The following explains the impact of these restatements on the Trust's previously reported second quarter and year-to-date 2003 results.

     a) ASSET RETIREMENT OBLIGATIONS - At December 31, 2003, the Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" in accordance with the early adoption provisions. The transitional provisions of this section required that the standard be applied retroactively with restatement of comparative periods. As a result of the retroactive application, previously reported net income for the third quarter of 2003 increased by $1.4 million ($1.8 million before a future tax expense of $0.4 million) and opening 2003 accumulated earnings increased by $12.1 million ($20.9 million before a future tax expense of $8.8 million). Previously reported net income for the nine months ended September 30, 2003 increased by $4.7 million ($4.8 million before a future tax expense of $0.1 million). There was no impact on cash flow as a result of adopting this policy. Basic and diluted per trust unit calculations for the third quarter and first nine months of 2003 each increased by $0.01 and $0.03, respectively, as a result of adopting this new policy.

     b) UNIT-BASED COMPENSATION - At December 31, 2003, the Trust early adopted the amendments to CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments". Under the transitional provisions of the standard, the Trust is required to record compensation expense in the statement of income for rights issued on or after January 1, 2003. As a result of the implementation of this amended standard at year end 2003, previously reported 2003 amounts have been restated to give effect to the standard as at January 1, 2003. Previously reported net income for the third quarter and first nine months of 2003 decreased by $1.1 million and $1.2 million, respectively. There was no impact on cash flow as a result of adopting this policy. Basic and diluted per trust unit calculations for the third quarter and first nine months of 2003 each decreased by $0.01 as a result of adopting this new policy.

3.   RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                  Three Months Ended           Nine Months Ended
                                                                     September 30                September 30
------------------------------------------------------------------------------------------------------------------
                                                                    2004        2003           2004        2003
------------------------------------------------------------------------------------------------------------------
     Cash flow before changes in non-cash working capital        110,835      87,511        341,098     306,564
     Add (deduct):
         Cash withheld to fund capital expenditures              (26,156)    (44,195)       (85,406)    (97,304)
         Reclamation fund contributions and
              interest earned on fund                             (1,501)     (1,677)        (5,020)     (4,465)
         Interest on convertible debentures                            -        (180)             -      (4,070)
         Discretionary debt repayments                                 -      32,431         (4,225)          -
------------------------------------------------------------------------------------------------------------------
     Cash distributions                                           83,178      73,890        246,447     200,725
     Accumulated cash distributions, beginning of period       1,131,544     815,782        968,275     688,947
------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period             1,214,722     889,672      1,214,722     889,672
==================================================================================================================
     Cash distributions per unit                                    0.45        0.45           1.35        1.35
     Accumulated cash distributions per unit,
         beginning of period                                       13.34       11.54          12.44       10.64
------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of period        13.79       11.99          13.79       11.99
==================================================================================================================

Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 27
--------------------------------------------------------------------------------

4.   ACQUISITION OF UNITED PRESTVILLE LTD.

     On June 8, 2004, the Trust acquired all of the issued and outstanding shares of United Prestville Ltd. ("United Prestville") for total consideration of $30.6 million. The transaction was accounted for based on the purchase method with the allocation of the purchase price and consideration paid as follows:

     NET ASSETS ACQUIRED
     ---------------------------------------------------------------------------
         Working capital deficit                                       (2,569)
         Property, plant and equipment                                 40,412
         Future income taxes                                           (7,283)
     ---------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                         30,560
     ===========================================================================

     CONSIDERATION PAID
     ---------------------------------------------------------------------------
         Cash fees paid                                                    60
         Trust units issued                                            30,500
     ---------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                          30,560
     ===========================================================================

     Pursuant to EIC-124, the acquisition of United Prestville did not qualify to be accounted for as a business combination as the acquired entity did not meet the necessary criteria in order to be classified as a business. As a result, no goodwill was recorded on this transaction.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $33.1 million and the associated tax basis of $19.3 million.

5.   LONG-TERM DEBT

     The Trust has US$65 million (CAD$82.2 million) of senior secured notes (the "Senior Secured Notes"), US$125 million (CAD$158 million) of long-term secured notes (the "Long-term Notes") and one syndicated credit facility that provide the Trust with a combined maximum borrowing base of CAD$620 million as at September 30, 2004.

     The Senior Secured Notes were issued on November 16, 2000 and October 18, 2002 pursuant to an Uncommitted Master Shelf Agreement in two tranches of US$35 million and US$30 million, respectively. The first tranche of US$35 million has a final life of eight years (average life of six years) and pays a quarterly coupon of 8.05 per cent per annum. The second tranche of US$30 million has a final life of eight years (average life of six years) and pays a quarterly coupon of 4.94 per cent per annum. Repayment of the Senior Secured Notes will occur in years 2004 through 2010.

     The Long-term Notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

     In April 2004, the Trust consolidated its credit facilities into one syndicated facility. The syndication did not impact security or covenants under the credit facility.

6.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 28
--------------------------------------------------------------------------------

     Following is a summary of all derivative contracts in place as at September
     30, 2004:

     -----------------------------------------------------------------------------------------------------------------------
                                                 Daily         Average Contract     Price
     Commodity Contracts                      Quantity           Prices ($) (1)     Index                              Term
     -----------------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts        5,000 bbls                    43.73       WTI                      October 2004
                                            3,000 bbls                    39.18       WTI     November 2004 - December 2004
     Crude oil fixed price contracts
     (embedded put option) (2)              5,000 bbls             35.91 (30.33)      WTI      October 2004 - December 2004
                                            4,000 bbls             36.59 (32.86)      WTI          January 2005 - June 2005
     Crude oil collared contracts
     (embedded put option) (2)              7,000 bbls     39.36 - 46.04 (32.50)      WTI      October 2004 - December 2004
                                            9,000 bbls     43.53 - 51.10 (37.21)      WTI         January 2005 - March 2005
                                            9,000 bbls     43.53 - 52.02 (37.78)      WTI        April 2005 - December 2005
                                            2,000 bbls     45.50 - 50.56 (36.65)      WTI         January 2006 - March 2006
                                            2,000 bbls     45.50 - 51.31 (36.65)      WTI            April 2006 - June 2006
     Crude oil fixed price contracts
     (embedded exercise option) (3)         4,000 bbls                    36.59       WTI         July 2005 - December 2005
     Natural gas fixed price contracts       15,000 GJ                     6.36      AECO                      October 2004
                                          10,000 mmbtu                     5.88     NYMEX                      October 2004
     Natural gas collared contracts          15,000 GJ              5.00 - 6.63      AECO                      October 2004
                                             10,000 GJ              7.00 - 9.90      AECO        November 2004 - March 2005
     Natural gas collared contracts
     (embedded put option) (2)               10,000 GJ        7.00 - 8.25 (5.75)     AECO                      October 2004
                                             30,000 GJ        7.25 - 8.69 (5.83)     AECO        November 2004 - March 2005
                                             15,000 GJ        6.17 - 7.85 (5.17)     AECO         April 2005 - October 2005

     Natural gas put contracts               10,000 GJ                     8.05      AECO        November 2004 - March 2005
                                              5,000 GJ                     6.75      AECO         April 2005 - October 2005
     Natural gas fixed price physical
     delivery contract                       10,000 GJ                     6.00      AECO                      October 2004

     ------------------------------------------------------------------------------------------------------------------------
                                                           Average               Average
                                                  Monthly Contract              Contract
     Foreign Currency Contracts                     Amount (US$000)                  Rate                              Term
     -----------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)           13,647                1.3376       October 2004 - December 2004
                                                            13,533                1.3286       January 2005 - December 2005
                                                             2,170                1.3316           January 2006 - June 2006
     Fixed rate foreign exchange contracts (sell)
     (embedded put option) (2)                               8,032        1.3418 (1.2686)      October 2004 - December 2004
     =======================================================================================================================

                                                                     Annual    Fixed Annual
                                        Monthly Contract           Interest        Interest
     Interest Rate Contracts             Amount (US$000)               Rate            Rate                            Term
     -----------------------------------------------------------------------------------------------------------------------
     Interest rate swap (4)                      30,500        LIBOR+38 bps            4.62       October 2004 - April 2014
     Interest rate swap (4)                      32,000      LIBOR+38.5 bps            4.62       October 2004 - April 2014
     =======================================================================================================================

                                                        Hourly          Contract
     Electricity Contracts                            Quantity         Price ($)                                       Term
     -----------------------------------------------------------------------------------------------------------------------
     Fixed price electricity contract                    5 MWh            $63.00               October 2004 - December 2010
     =======================================================================================================================

     (1) Commodity contracts denominated in US$ have been converted to CAD$ at the period end exchange rate of 1.2639.
     (2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
     (3) Counterparty can exercise their option on June 30, 2005 for a fixed price swap at US$28.95 (CAD $38.80) for the period July through December 2005.
     (4) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary date of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.

     The $0.4 million balance for commodity and foreign currency contracts on the consolidated balance sheet relates to a natural gas fixed price derivative contract that was assumed in conjunction with the acquisition of Startech Energy Inc. The $0.4 million balance will be amortized over the remaining contract term to October 2004.

     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A realized loss of $0.1 million and $0.3 million for the third quarter and first nine months of 2004, respectively, on the electricity contract has been included in operating costs. The fair value loss on the electricity contract of $3.6 million has not been recorded on the balance sheet at September 30, 2004.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 29
--------------------------------------------------------------------------------

     The Trust designated the interest rate swap contracts as effective accounting hedges on the contract date. A realized gain of $0.6 million and $1.1 million for the third quarter and first nine months of 2004, respectively, on the interest rate swap contracts has been included in interest expense. The fair value loss on the interest rate swap contracts of $1.1 million has not been recorded on the balance sheet at September 30, 2004.

     None of the Trust's commodity and foreign currency contracts have been designated as accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for based on the fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as accounting hedges:

     --------------------------------------------------------------------------------------
     Fair value at January 1, 2004 (1)                                             (14,575)
     Change in fair value of contracts in the period                              (106,011)
     Realized losses in the period                                                  55,711
     --------------------------------------------------------------------------------------
     Fair value at September 30, 2004 (1)                                          (64,875)
     --------------------------------------------------------------------------------------

     Commodity and foreign currency contracts liability at September 30, 2004      (82,983)
     Commodity and foreign currency contracts asset at September 30, 2004           18,108
     --------------------------------------------------------------------------------------

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as accounting hedges.

     Upon implementation of the new hedge accounting guideline on January 1, 2004, the Trust recorded a liability and corresponding deferred hedge loss of $14.6 million for the fair value of the contracts at that time. The opening deferred hedge loss is being amortized to income over the terms of the contracts in place at January 1, 2004. In the third quarter and first nine months of 2004, $1.9 million and $13.4 million, respectively, of the opening deferred hedge loss was recorded as an expense. The remaining $1.2 million at September 30, 2004 will be expensed to earnings over the remainder of 2004. At September 30, 2004, the fair value of the contracts that were not designated as accounting hedges was a loss of $64.9 million.

     The Trust recorded a loss on commodity and foreign currency contracts of $114.9 million in the statement of income for the nine months ending September 30, 2004. This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. Included in this amount is an unrealized loss of $50.3 million due to the change in fair value of the contracts in the period. Realized cash losses on contracts in the period of $55.7 million and amortization expense of $13.4 million of the opening deferred hedge loss have been included in this amount. In addition, this amount includes a non-cash amortization gain of $4.5 million relating to contracts which were previously recorded on the balance sheet. The third quarter loss on commodity and foreign currency contracts of $53.2 million includes an unrealized loss of $28.1 million due to the change in fair value of the contracts; cash realized losses of $24.2 million; amortization expense of the opening deferred charge of $1.9 million; and, a non-cash amortization gain of $1 million.

     In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 30
--------------------------------------------------------------------------------

7.   UNITHOLDERS' CAPITAL
     ----------------------------------------------------------------------------------------------------------
     TRUST UNITS                                                  Number of Trust Units                      $
     ----------------------------------------------------------------------------------------------------------
     Balance, as at January 1, 2004                                             179,780              1,838,580
     Issued for properties (Note 4)                                               2,032                 30,500
     Issued on conversion of ARL exchangeable shares (Note 8)                       313                  2,909
     Issued on exercise of employee rights (Note 9)                               1,649                 19,405
     Distribution reinvestment program (1)                                        1,457                 20,969
     Trust unit issue costs                                                          --                    (20)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     185,231              1,912,343
     ==========================================================================================================

     (1) During the third quarter and first nine months of 2004, $0.2 million and $0.6 million was received relating to the optimal cash payment program, respectively.

8.   EXCHANGEABLE SHARES
     ----------------------------------------------------------------------------------------------------------
     ARL EXCHANGEABLE SHARES                                           Number of Shares                      $
     ----------------------------------------------------------------------------------------------------------
     Balance, as at January 1, 2004                                               2,011                 29,656
     Exchanged for trust units (1)                                                 (197)                (2,909)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       1,814                 26,747
     Exchange ratio, end of period                                              1.62818                     --
     ----------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                                         2,954                 26,747
     ==========================================================================================================

     (1) During the first nine months of 2004, 197,384 exchangeable shares were converted to trust units at an average exchange ratio of 1.5854.

9.   TRUST UNIT INCENTIVE RIGHTS PLAN
     ----------------------------------------------------------------------------------------------------------
                                                                              Number of       Weighted Average
                                                                                 Rights         Exercise Price
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                 4,869         $        11.29
     Granted                                                                         27                  15.64
     Exercised                                                                   (1,649)                 10.57
     Cancelled                                                                     (128)                 11.61
     ----------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                                   3,119                  11.69
     Reduction of exercise price                                                     --                  (0.60)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       3,119         $        11.09
     ==========================================================================================================

     The Trust recorded compensation expense of $3.3 million and $6.7 million respectively for the third quarter and first nine months of 2004. The compensation expense was based on the September 30, 2004 trading price of $16.85, for three million rights issued on or after January 1, 2003. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 186,933 rights have been cancelled and 558,681 rights have been exercised to September 30, 2004.

     The following table reconciles the movement in the contributed surplus balance:

     --------------------------------------------------------------------------
     CONTRIBUTED SURPLUS                                                     $
     --------------------------------------------------------------------------
     Balance, beginning of period                                        3,471
     Compensation expense                                                6,832
     Cancelled rights                                                     (137)
     Net benefit on rights exercised (1)                                (1,984)
     --------------------------------------------------------------------------
     Balance, end of period                                              8,182
     ==========================================================================
     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 31
--------------------------------------------------------------------------------

     For rights granted in 2002, the Trust has disclosed proforma results as if the amended accounting standard had been applied retroactively.

     --------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended           Nine Months Ended
                                                                     September 30                September 30
     PRO FORMA RESULTS                                              2004        2003           2004        2003
     --------------------------------------------------------------------------------------------------------------
     Net income as reported                                       39,537      41,535        130,840     235,736
     Less:  compensation expense for rights issued in 2002         1,172       1,060          2,282       1,239
     --------------------------------------------------------------------------------------------------------------
     Pro forma net income                                         38,365      40,475        128,558     234,497
     Basic net income per trust unit
         As reported                                                0.21        0.25           0.71        1.59
         Pro forma                                                  0.21        0.25           0.70        1.53
     --------------------------------------------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                                0.20        0.24           0.69        1.56
         Pro forma                                                  0.20        0.24           0.69        1.52
     ==============================================================================================================

10.  WHOLE TRUST UNIT INCENTIVE PLAN

     In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the "Whole Unit Plan") to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years.

     Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The cash compensation issued upon vesting of the PTU's may range from 0.25 to two times the number of the PTU's originally granted.

     The fair value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period. As the value of the RTU's and PTU's is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

     The Trust recorded compensation expense of $0.9 million and $1.5 million in the third quarter and first nine months of 2004, respectively. The compensation expense was based on the September 30, 2004 unit price of $16.85, distributions of $0.45 per unit during the quarter and management's estimate of the number of RTU's and PTU's to be issued on maturity.

     --------------------------------------------------------------------------
                                                 Number of       Number of
                                                     RTU's           PTU's
     --------------------------------------------------------------------------
     Balance, beginning of period                        -               -
     Granted                                       218,302         127,123
     Forfeited                                      (2,415)           (577)
     --------------------------------------------------------------------------
     Balance, end of period                        215,887         126,546
     ==========================================================================

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 32
--------------------------------------------------------------------------------

11.  NET INCOME PER TRUST UNIT

     Net income per trust unit has been determined based on the following:

     --------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended          Nine Months Ended
                                                                     September 30                September 30
                                                                    2004        2003           2004        2003
     --------------------------------------------------------------------------------------------------------------
     Weighted average trust units                                184,675     163,335        182,311     144,859
     Trust units issuable on conversion of exchangeable shares     2,954       3,030          2,954       3,030
     --------------------------------------------------------------------------------------------------------------
     Weighted average trust units and exchangeable shares        187,629     166,365        185,265     147,889
     Dilutive impact of rights                                     1,261       1,157          1,883       6,457
     --------------------------------------------------------------------------------------------------------------
     Dilutive trust units and exchangeable shares                188,890     167,522        187,148     154,346
     ==============================================================================================================

     Net income per trust unit for the three and nine months ending September 30, 2003 was adjusted for interest paid on convertible debentures.

12.  INCOME TAXES

     During the first quarter of 2004, the Alberta government enacted a reduction in corporate income tax rates. Effective April 1, 2004, the provincial corporate income tax rate decreased to 11.5 per cent from 12.5 per cent. As a result of this reduction, the Trust's income tax rate applied to temporary differences decreased to approximately 34.5 per cent compared to approximately 35 per cent as at December 31, 2003.

     In the second quarter, the Trust recorded a future income tax liability of $7.3 million on the acquisition of United Prestville Ltd., a private corporation. The future income tax liability was based on the difference between the fair value of the acquired assets of $33.1 million and the tax basis of $19.3 million. The future income tax liability was recorded as part of the acquisition cost to property, plant and equipment.

     The future income tax recovery of $27.2 million in 2004 included a recovery of $3.2 million attributed to the reduction in future income tax rates and a $22 million recovery due to a net liability for financial commodity and foreign currency contracts of $63.7 million under new hedge accounting standards.

13.  OTHER LONG-TERM LIABILITIES

                                                           AS AT SEPTEMBER 30,              As at December 31,
                                                                          2004                            2003
     -----------------------------------------------------------------------------------------------------------
     Commodity and foreign currency contracts                               --                           4,883
     Retention bonuses                                                   2,000                           3,000
     Accrued long-term incentive compensation                              983                              --
     -----------------------------------------------------------------------------------------------------------
     Total other long-term liabilities                                   2,983                           7,883
     -----------------------------------------------------------------------------------------------------------

     The commodity and foreign currency contracts relate to a natural gas fixed price contract that was assumed upon acquisition of Startech in 2001. This balance is being amortized to earnings to October 2004. The remaining balance of $0.4 million at September 30, 2004 is included in current liabilities.

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2006 through August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at September 30, 2004. This amount is payable in 2006 through 2007.

14.  RECLASSIFICATION

     Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2004.

NEWS RELEASE - NOVEMBER 3, 2004
PAGE 33
--------------------------------------------------------------------------------

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.2 billion. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
   Telephone: (403) 503-8600    Fax: (403) 509-6417    Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9